[redacted]

Rec 1-24-06

2/6/07

AB 2/9/06

UNI
SECURITIES AND
Washin

06001825

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
09

SEC FILE NUMBER
8- 47739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/27/04 (MM/DD/YY) AND ENDING 11/25/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs	New York	12866
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Warzek (518) 886-4301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway	Albany	New York	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Collins III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of January 6, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Asst. Treasurer of Saratoga Springs, LLC
General Partner of The Ayco Company, L.P.
Title Limited Partner of
Mercer Allied Company, L.P.

Notary Public

NANCY MACDANIEL
Notary Public in the State of New York
No. 4810298
Residing in Albany County
My Commission Expires March 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.

Financial Statements and Schedules
(And Report of Independent Auditors)
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
November 25, 2005

Mercer Allied Company L.P.
Index
November 25, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Partners of Mercer Allied Company, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in partners' capital, and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. (the "Partnership") at November 25, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the Partnership has had significant transactions with related entities.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 20, 2005

Mercer Allied Company, L.P.
Statement of Financial Condition
November 25, 2005

Assets	
Cash and cash equivalents	$ 2,394,143
Commissions receivable	123,235
Prepaid expenses	12,780
Total assets	$ 2,530,158
Liabilities and partners' capital	
Liabilities	
Accrued expenses	$ 42,207
Due to Parent and affiliates	1,037,902
	1,080,109
Commitments and contingencies	
Partners' capital	1,450,049
Total liabilities and partners' capital	$ 2,530,158

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Income
Year ended November 25, 2005

Revenues	
Brokerage commissions	$ 2,481,322
	2,481,322
Expenses	
Administrative charges - affiliates	491,028
Licenses	239,279
Professional fees	30,835
	761,142
Income before income tax expense	1,720,180
Income tax expense	630,134
Net income	$ 1,090,046

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
Year ended November 25, 2005

	General Partner	Limited Partner	Total
Balance at November 26, 2004	$ 18,600	$ 1,841,403	$ 1,860,003
Net income	10,900	1,079,146	1,090,046
Dividends paid	(15,000)	(1,485,000)	(1,500,000)
Balance at November 25, 2005	$ 14,500	$ 1,435,549	$ 1,450,049

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
Year ended November 25, 2005

Cash flows from operating activities	
Net income	$ 1,090,046
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Commissions receivables	68,564
Prepaid expenses	151,820
Accrued expenses	1,808
Deferred revenue	(9,300)
Due to Parent and affiliates	50,705
Net cash provided by operating activities	1,353,643
Cash flows from financing activities	
Dividends paid	(1,500,000)
Net cash used in financing activities	(1,500,000)
Decrease in cash and cash equivalents	(146,357)
Cash and cash equivalents at beginning of year	2,540,500
Cash and cash equivalents at end of year	$ 2,394,143

The accompanying notes are an integral part of the financial statements

1. Organization and Summary of Significant Accounting Policies

Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker dealer registered with the Securities and Exchange Commission that refers clients to clearing brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions). Further, the Partnership, through brokers of affiliated companies, acts as an insurance agent and places client variable life insurance policies with insurance carriers and earns a commission fee.

Goldman Sachs Ayco Holding LLC is the general partner of the Partnership. The Ayco Company, L.P. is the limited partner of the Partnership.

A summary of significant accounting policies follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Partnership defines cash and cash equivalents as cash in banks, money market funds and investments with original maturities of three months or less. Cash and cash equivalent balances are maintained at one institution which is insured by Federal Deposit Insurance (FDI) up to $100,000. The aggregate bank balance at this institution in excess of FDI was approximately $2,294,000 at November 25 2005.

Revenue Recognition

Brokerage commissions revenue for placing business with clearing brokers is recognized when earned and reasonably determinable. Brokerage commissions revenue for placing client insurance policies with insurance carriers is earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

Income Taxes

Effective July 2, 2003, the Partnership elected to be taxed as a "C" corporation. Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recorded to reflect the tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end.

As a "C" corporation, the Partnership will be included in the consolidated federal tax return filed by Goldman Sachs Group, Inc. (Parent) for the year ended November 25, 2005. During this period, the Partnership's tax provision has been computed using the separate return method for the allocation of federal and state income taxes. Deferred taxes are recorded in these financial statements generally, until the underlying temporary differences reverse and the taxes become currently payable/receivable (see Note 3).

Comprehensive Income
The Partnership did not have any activities in 2005 that would result in other comprehensive income. As a result, total comprehensive income is equal to net income.

2. Amended and Restated Limited Partnership Agreement

Allocations of Income and Losses
Allocations of income and losses are generally 99% to the limited partner and 1% to the general partner, except in certain circumstances (as outlined in the amended and restated limited partnership agreement) whereby income and loss allocations are based on a prescribed formula.

3. Related Party Transactions

As discussed below, the Partnership has had significant transactions with related entities which transactions have had a significant impact on the Partnership's financial position, results of operations and cash flows. Whether the terms of these transactions would have been the same had they been between non-related entities cannot be determined.

The Partnership is provided office space, facilities and operational and administrative support by the Parent and other affiliates, for which the Partnership was charged $491,028. At November 25, 2005, amounts due to Parent and affiliates aggregated $1,037,902 (see Notes 1 and 6).

4. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. Effective July 1, 2003, the NASD approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At November 25, 2005, the Partnership had net capital of $1,314,034, which was $1,242,027 in excess of its minimum required net capital of $72,007. The Partnership's net capital ratio at November 25, 2005 was 0.82 to 1.

5. Other

In 2003, the Partnership engaged in certain non-exempt prohibited transactions relating to certain employee benefit plan clients that resulted in the need to pay certain excise taxes with interest. At November 25, 2005, accrued expenses include accrued interest ($19,183) from fiscal 2003 which the Partnership is negotiating to have abated by the Internal Revenue Service. Interest paid in 2005 approximated $13,500.

6. Income Taxes

The components of income tax expense are as follows:

Current:	
Federal	$ 584,861
State	85,149
Prior year adjustment	(39,876)
	$ 630,134

The provision for income tax expense was based upon pre-tax earnings for the year ended November 25, 2005 ($1,720,180) using a combined federal and state effective tax rate of 38.95%. The effective tax rate of 38.95% approximates the combined federal and state statutory rate. The prior year adjustment was due to the actual tax expense per the fiscal 2003 and 2004 tax returns approximating a combined federal and state rate of 38.9% while the book provision had been accrued at an estimated rate of 40.6% (see Note 3). Income taxes paid to the Parent in fiscal 2005 approximated $722,000.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
November 25, 2005

Net capital	
Total partners' capital	$ 1,450,049
Deductions	
Non-allowable assets - commissions receivable and prepaid expenses	(136,015)
Net capital	$ 1,314,034
Aggregate indebtedness	
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$ 1,080,109
Total aggregate indebtedness	$ 1,080,109
Percentage of aggregate indebtedness to net capital	82%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-
Computation of basic net capital	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 72,007
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 72,007
Excess net capital	$ 1,242,027
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1,206,023

Statement pursuant to paragraph (d)(4) of Rule 17a-5.
There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report as of November 25, 2005, dated December 22, 2005.

Mercer Allied Company, L.P.

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3

November 25, 2005

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED.

The Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

**Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5**

To the Partners of Mercer Allied Company, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Mercer Allied Company, L.P (the "Partnership") for the year ended November 25, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at November 25, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 20, 2005